OWB




SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2017
DENVER REGIONAL OFFICE

SECUI

17018213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~67831~~ 44710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Integris Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1099 18th Street, Suite 2750
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen van den Heever 970-225-0425
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 (Address) Littleton (City) Colorado (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 16 2017

DIVISION OF TRADING & MARKETS

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen van den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


KAREN K. WITTSTRUCK
Notary Public
State of Colorado
Notary ID 19954004425
My Commission Expires 3/20/2019

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

Integris Securities LLC

Financial Statements and Report
of
Independent Registered Public Accounting Firm

December 31, 2016 and 2015

Table of Contents


Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave. Ste 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm

The Board of Directors
Integris Securities LLC
Denver, CO

We have audited the accompanying statements of financial condition of Integris Securities LLC, (a Colorado corporation), as of December 31, 2016 and 2015, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of Integris Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Integris Securities LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Integris Securities LLC's financial statements. The supplemental

information is the responsibility of Integris Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co

Littleton, Colorado
February 9, 2017

Integris Securities LLC
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash and cash equivalents	$ 10,388	$ 30,666
Certificate of deposit	10,190	10,185
Prepaid expenses	2,475	2,475
Total Current Assets	$ 23,053	$ 43,326
Liabilities and Stockholders' Equity		
Accounts payable	$ 8,200	$ 7,488
Due to Integris Holdings, LLC	-	2,918
Total Current Liabilities	8,200	10,406
Member's Equity		
Member's equity	14,853	32,920
Total Liabilities and Member's Equity	$ 23,053	$ 43,326

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Income and Member's Equity
For the Years Ended December 31, 2016 and 2015

	2016	2015
Revenues		
Commissons	$1,287,500	$ 155,000
Interest	5	7
Total Revenues	1,287,505	155,007
Expenses		
Deal Support Costs	282,500	-
Administrative expenses	62,072	66,226
Total Expenses	344,572	66,226
Net Income	942,933	88,781
Beginning Member's Equity	32,920	42,739
Capital contributions	20,000	26,400
Capital distributions	(981,000)	(125,000)
Member's Equity	$ 14,853	$ 32,920

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Transaction fees received	$1,287,500	$ 155,000
Cash paid for service fees and other expenses	(346,778)	(66,036)
Net Cash From Operating Activities	940,722	88,964
Cash Flows from Financing Activities		
Proceeds from the contribution of capital	20,000	26,400
Distributions paid	(981,000)	(125,000)
Net Cash From Financing Activities	(961,000)	(98,600)
Net Change in Cash	(20,278)	(9,636)
Cash at Beginning of the Year	30,666	40,302
Cash at End of the Year	$ 10,388	$ 30,666
Reconciliation of Net Income to Net Cash From Operating Activities		
Net income (loss)	$ 942,933	$ 88,781
Interest gained on certificates of deposit	(5)	(7)
Changes in liabilities:		
Increase (decrease) in:		
Accounts payable	712	153
Related party payables	(2,918)	37
Net Cash From Operating Activities	$ 940,722	$ 88,964
Supplemental Information:		
Cash paid for Interest	$ -	$ -

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Notes to Financial Statements
December 31, 2016 and 2015

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Basis of presentation
The Statement of Financial Condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Investments
Certificate of deposit totaling $10,190 and $10,185 are held by the Company as of December 31, 2016, and 2015, respectively. The certificate bear interest of .05% and has a maturity of six months with penalty for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

Revenue Recognition
Success fees and other amounts received from customers of the Company's advisory services are recorded as services are performed.

1. Organization and Significant Accounting Policies (continued)

Income Taxes
Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that it has no uncertain tax positions as of December 31, 2016, and 2015. Tax years that remain subject to examination are years 2013 and forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Subsequent Events
The Company has evaluated subsequent events through February 9, 2017, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2016 and 2015, the Company had net capital of $12,353 and $30,432, respectively.

3. Related Party Transactions

In 2007 the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2016 and 2015, there was $0 and $2,918 due to the parent company, respectively.

The Company also pays certain administrative expenses to Integris Holdings, LLC. In 2016 and 2015, the Company paid $35,265 and $35,020, respectively. Additionally, the Company pays distributions to Integris Holdings, LLC. In 2016 and 2015, the Company paid $981,000 and $125,000 respectively

4. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces

The following summarizes revenue concentrations by customer for the years ended December 31, 2016 and 2015:

	2016		2015
Customer A	100%	Customer B	100%

Integris Securities LLC

Supplementary Information

Integris Securities LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2016 and 2015

	2016	2015
Net Capital		
Total member's equity	$ 14,853	$ 32,920
Deductions		
Disallowed prepaid expenses	(2,475)	(2,475)
Haircuts	(25)	(13)
Total Deductions	(2,500)	(2,488)
Total Net Capital	$ 12,353	$ 30,432
Aggregate Indebtedness		
Payables and accruals	8,200	10,406
Total Aggregate Indebtedness	$ 8,200	$ 10,406
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 547	$ 694
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 7,353	$ 25,432
Ratio of aggregate indebtedness to net capital	0.66	0.34

There were no material differences between the Computation of Net Capital included in this report above and the schedule included in the Company's corresponding FOCUS Report Form IIA on December 31, 2016.


Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave. Ste. 202 Littleton Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Integris Securities LLC
1099 18th Street, Suite 2750
Denver, CO 80202

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Integris Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Integris Securities LLC's compliance with the applicable instructions of Form SIPC-7. Integris Securities LLC's management is responsible for the Integris Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts on the audited Form X-l 7A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 9, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31-16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA # 30061
Integris Securities LLC
1099 18th Street, Suite 2150
Denver, Co 80202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kim Collins 303-797-0550

2. A. General Assessment (item 2e from page 2) $ 3218.75

B. Less payment made with SIPC-6 filed (exclude interest) (3218.75
7-23-16
Date Paid

C. Less prior overpayment applied (0

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integris Securities, LLC
(Name of Corporation, Partnership or other organization)

Kimberly L. Collins
(Authorized Signature)

Dated the 20th day of January, 20 17.

Financial & Operational Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-16
and ending 12-31-16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,287,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,287,500
2e. General Assessment @ .0025	$ 3218.75

(to page 1, line 2.A.)



Haynie & Company
Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm
Exemption Report Review

The Board of Directors
Integris Securities LLC
Denver, CO

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Integris Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integris Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Integris Securities LLC stated that Integris Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Integris Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integris Secutities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co

Littleton, CO 80120
February 9, 2017

Integris Securities LLC

EXEMPTION REPORT

Integris Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

Integris Securities, LLC

I, Stephen van den Heever, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________________

Title: Managing Member

February 9, 2017